SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)1

Renegy Holdings, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

75845J109
(CUSIP Number)

Jeffrey D. Hahn Morgan Stanley Capital Partners III, Inc. 1585 Broadway New York, NY 10036 Tel: (212) 761-8179
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that  is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75845J109	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,037 – See Item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,037 – See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,037 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% – See Item 5
14	TYPE OF REPORTING PERSON* OO
[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 75845J109	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Capital Partners III, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,037 – See Item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,037 – See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,037 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% – See Item 5
14	TYPE OF REPORTING PERSON* CO, IA
[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 75845J109	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MSCP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,037 – See Item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,037 – See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,037 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% – See Item 5
14	TYPE OF REPORTING PERSON* OO, IA
[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 75845J109	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Capital Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 84,253
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 84,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* PN
[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Renegy Holdings, Inc., a Delaware corporation (“Renegy Holdings” or the “Company”). The principal executive offices of Renegy Holdings are located at 301 West Warner Road Suite 132, Tempe, Arizona 85284.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed jointly on behalf of each of Morgan Stanley, a Delaware company (“MS”), Morgan Stanley Capital Partners III, Inc., a Delaware company (“MSCP III, Inc.”), MSCP III, LLC, a Delaware limited liability company (“MSCP III, LLC”) and Morgan Stanley Capital Investors, L.P., a Delaware limited partnership (“MSCI, L.P.”, together with MS, MSCP III, Inc. and MSCP III LLC, the “Reporting Persons”).

(b) The address of the principal business and the principal office of the Reporting Persons is 1585 Broadway, 40th Floor, New York, NY 10036.

(c) Not applicable.

(d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting persons are filing this statement to report the receipt of shares of Common Stock in exchange for shares of common stock, par value $0.001 per share, of Catalytica Energy Systems, Inc., a Delaware Corporation (“Catalytica”) ( the “Catalytica Stock”) which were received pursuant to the contribution and merger transaction among Catalytica, Renegy Holdings, Snowflake Acquisition Corporation, a Delaware corporation, and other parties on October 1, 2007 (the “Merger”).  In connection with the Merger, MSCI, L.P. exchanged 84,253 shares of Catalytica Stock for 12,037 shares of Common Stock.

Item 4.  Purpose of Transaction.

Not applicable.

Item 5.  Interest in Securities of the Issuer.

(a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own 12,037 shares of Common Stock, or approximately 0.2% of the outstanding shares of Common Stock.  MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

6 of 11

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III, Inc. and MSCP III, LLC may be deemed to beneficially own 12,037 shares of Common Stock, or approximately 0.2% of the outstanding shares of Common Stock.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCI, L.P. may be deemed to beneficially own 12,037 shares of Common Stock, or approximately 0.2% of the outstanding shares of Common Stock.

(b) By virtue of the relationships reported under Item 2 of this statement, each of MS, MSCP III, Inc. and MSCP III, LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MSCI, L.P.  By virtue of the subadvisory arrangement described in Item 6 below, Metalmark (as defined in Item 6 below) may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock owned by Morgan Stanley Capital Partners III, L.P. and MSCP III 892 Investors, L.P.  See response to Item 6 below.

(c) Other than the exchange effected pursuant to the Merger, as described in Item 3, above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) By virtue of the relationships described in Item 2 of this statement, each of MS, MSCP III, Inc. and MSCP III, LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MSCI, L.P. and the proceeds from the sale of such shares of Common Stock.  By virtue of the subadvisory arrangement described in Item 6 below, Metalmark may be deemed to have the sole power to direct the receipt of dividends declared on the shares of Common Stock held by Morgan Stanley Capital Partners III, L.P. and MSCP III 892 Investors, L.P. and the proceeds from the sale of such shares of Common Stock.  See response to Item 6 below.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 22, 2004, Metalmark Subadvisor LLC (“Subadvisor”), Metalmark Capital LLC (the parent entity of Subadvisor) (“Metalmark”) and certain affiliates of MS agreed that Subadvisor would manage MSCP III 892 Investors, L.P. and Morgan Stanley Capital Partners III, L.P. on a subadvisory basis.  This subadvisory relationship commenced on September 30, 2004.  The management authority of Subadvisor is as set forth in a Power of Attorney, the form of which is attached hereto as Exhibit 1.  By virtue of the subadvisory arrangement, Metalmark may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock owned by MSCP III 892 Investors, L.P. and Morgan Stanley Capital Partners III, L.P.  In addition, under the subadvisory arrangement, MSCI, L.P. is effectively obligated to vote or direct the vote and to dispose or direct the disposition of any Common Stock owned directly by it on the same terms and conditions as MSCP III 892 Investors, L.P. and Morgan Stanley Capital Partners III, L.P.  Metalmark is an independent private equity firm led by Howard I. Hoffen and former senior team members from Morgan Stanley Capital Partners.  See the Report on Schedule 13D relating to the Renegy Stock, filed on October 10, 2007, jointly filed on behalf of Metalmark, Morgan Stanley Capital Partners III, L.P. and MSCP III 892 Investors, L.P.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:      Form of Power of Attorney.

Exhibit 2:      Joint Filing Agreement among the Reporting Persons.

7 of 11

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 10, 2007

MORGAN STANLEY

By:	/s/ Chris O’Dell
	Name:	Chris O’Dell
	Title:	Authorized Signatory

8 of 11

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 10, 2007

MORGAN STANLEY CAPITAL PARTNERSIII, INC.

By:	/s/ Jeffrey D. Hahn
	Name:	Jeffrey D. Hahn
	Title:	Treasurer

9 of 11

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 10, 2007

MSCP III, LLC

By:	Morgan Stanley Capital Partners III, Inc., as Member

By:	/s/ Jeffrey D. Hahn
	Name:	Jeffrey D. Hahn
	Title:	Treasurer

10 of 11

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 10, 2007

MORGAN STANLEY CAPITAL INVESTORS, L.P.

By: By:	MSCP III, LLC, as General Partner Morgan Stanley Capital Partners III, Inc., as Member

By:	/s/ Jeffrey D. Hahn
	Name:	Jeffrey D. Hahn
	Title:	Treasurer

11 of 11

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY CAPITAL PARTNERS III, INC.

The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Capital Partners III, Inc. (“MSCP III, Inc.”) are set forth below. The principal occupation for each of the persons listed below is Managing Director or other officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSCP III, Inc. and each individual is a United States citizen.

Name, Business Address	Title
*Alan Jones	President and Managing Director
*Jeffrey D. Hahn	Treasurer and Managing Director
*Steven Trevor	Chairman of the Board and Managing Director

* Director

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name	Title
*John J. Mack	Chairman of the Board and Chief Executive Officer
*Roy J. Bostock	Chairman of the Partnership for a Drug-Free America
*Erskine B. Bowles	President of the University of North Carolina
*Howard J. Davies[2]	Director, London School of Economics and Political Science
*C. Robert Kidder	Chairman and Chief Executive Officer, 3 Stone Advisors LLC
*Donald T. Nicolaisen	Director
*Charles H. Noski	Director
*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation
*Charles E. Phillips, Jr.	President and Director of Oracle Corporation
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School
*Laura D’Andrea Tyson	Professor of Economics and Business at the Walter A. Haas School of Business at the University of California, Berkeley
*Klaus Zumwinkel[3]	Chairman of the Board of Management of Deutsche Post AG
Zoe Cruz	Co-President
Gary G. Lynch	Chief Legal Officer
Thomas R. Nides	Executive Vice President and Chief Administrative Officer and Secretary
Robert W. Scully	Co-President
David H. Sidwell	Executive Vice President and Chief Financial Officer

2Sir Howard Davies is an English citizen and not a United States citizen.

3      Klaus Zumwinkel is a German citizen director.

*      Director